AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9

                                 AMENDMENT NO. 2

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                           BERLITZ INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                           BERLITZ INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    08520F100
                         (CUSIP NUMBER OF COMMON STOCK)
                                 ---------------

                             PAUL H. WEINSTEIN, ESQ.
                           GENERAL COUNSEL, SECRETARY
                               400 ALEXANDER PARK
                               PRINCETON, NJ 08540
                                 (609) 514-3033

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             DAVID K. LAKHDHIR, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                                 (212) 373-3030

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  FOR IMMEDIATE RELEASE


       BERLITZ INTERNATIONAL ANNOUNCES SPECIAL COMMITTEE'S RECOMMENDATION
          TO SHAREHOLDERS OF BENESSE'S PROPOSAL TO PURCHASE ALL SHARES


                  PRINCETON, N.J., April 5, 2001 -- Berlitz International, Inc. (NYSE: BTZ) ("Berlitz") announced today that a Special Committee, comprised of the disinterested directors on Berlitz's board of directors, has reviewed and recommended as fair to shareholders an offer by Benesse Holdings International, Inc., a wholly-owned subsidiary of Benesse Corporation of Japan, to purchase all of the publicly held shares of Berlitz common stock at a price of $14.50 per share in cash. As a result of the Special Committee's recommendation, it is expected that Benesse Holdings will commence a tender offer for Berlitz shares at $14.50 per share in cash in the near future. Benesse, Benesse Holdings and Mr. Soichiro Fukutake, the President of Benesse, currently own approximately 75.6% of Berlitz's outstanding shares.

                  The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Berlitz. If and when a tender offer is made for the common stock of Berlitz, Berlitz shareholders are advised to read the tender offer statement, which would be filed by Benesse Holdings with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Berlitz with the Commission at the commencement of any tender offer. The tender offer statement (which would include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to the tender offer. If a tender offer is commenced, Berlitz shareholders will be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.

Contact:
     Berlitz International, Inc.
     Paul H. Weinstein
     General Counsel & Secretary
     (609) 514-9650